Exhibit 99.2

PRIVILEGED AND CONFIDENTIAL

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

NEW WAVE HOLDINGS LIMITED,

NEW WAVE MERGERSUB LIMITED

and

SINA CORPORATION

Dated as of September 28, 2020

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 28, 2020, is entered into by and between New Wave Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), New Wave Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and Sina Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).  Unless otherwise indicated or elsewhere defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03 hereof.

RECITALS

WHEREAS, on the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Law (2020 Revision) of the Cayman Islands (the “CICL”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company (as defined in the CICL) (the “Surviving Company”) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger, (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”) upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the holders of Shares at the Shareholders Meeting;

WHEREAS, (i) the respective board of directors of each of Parent and Merger Sub has each (A) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (B) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions upon the terms and subject to the conditions set forth herein and (ii) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of New Wave and the Chairman (collectively, the “Rollover Shareholders”) and Parent have entered into a Rollover and Support Agreement, dated as of the date hereof (the “Support Agreement”), providing, among other things, that each Rollover Shareholder has agreed that (i) it shall vote all Shares beneficially owned by it as of the date hereof, together with any Shares acquired by it after the date hereof and prior to the Effective Time (collectively, the “Rollover Shares”), in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, and to take certain other actions in furtherance of the Transactions, and (ii) on the terms and subject to the conditions of the Support Agreement, the Chairman shall contribute the Rollover Shares beneficially owned by it to New Wave in exchange for newly issued shares of New Wave and receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, New Wave (the “Guarantor”) has executed and delivered to the Company a limited guarantee in favor of the Company, dated as of the date hereof (as may be amended from time to time, the “Limited Guarantee”), to guarantee the due and punctual performance and discharge of certain payment obligations of Parent and Merger Sub under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01                             The Merger.

On the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, (a) Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands, and (b) the Company shall continue as the Surviving Company and become a wholly owned Subsidiary of Parent.

Section 1.02                             Closing; Closing Date.

Unless otherwise agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) electronically as soon as practicable, but in any event no later than the fifth (5th) Business Day following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived in accordance with this Agreement. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.03                             Effective Time.

Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form set out in Annex A attached hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL, and (b) make any other filings, recordings or publications as required to be made by the Company or Merger Sub under the CICL in connection with the Merger. The Merger shall become effective upon the time of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands or on a later date as may be agreed by Parent and the Company and specified in the Plan of Merger in accordance with the CICL (such date and time, the “Effective Time”).

Section 1.04                             Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the relevant provisions of the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05                             Governing Documents.

At the Effective Time, in accordance with the Plan of Merger, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name “New Wave Mergersub Limited” shall be amended to “Sina Corporation” and (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06                             Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time or such other persons designated by Parent shall, from and after the Effective Time, be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

TREATMENT OF SECURITIES; MERGER CONSIDERATION

Section 2.01                             Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a)                                 each ordinary share, par value $0.133 per share, of the Company (each, an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive $43.30 in cash per Ordinary Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)                                 each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(c)                                  each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(d)                                 Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive one (1) ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

Section 2.02                             Company Share Plans.

(a)                                 At the Effective Time, the Company shall (i) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Company RSU that is outstanding, whether or not vested.

(b)                                 Each former holder (or his or her designee) of a Vested Company Option which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(f)) equal to (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, multiplied by (ii) the number of Shares underlying such Vested Company Option (assuming such holder exercises such Vested Company Option in full immediately prior to the Effective Time); provided, that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled and the holder of any such Vested Company Option shall not be entitled to payment of any consideration therefor.

(c)                                  Each former holder (or his or her designee) of an Unvested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be issued with an employee incentive award, to replace such Unvested Company Option, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Unvested Company Option.

(d)                                 Each former holder (or his or her designee) of a Vested Company RSU, which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices, a cash amount (without interest and subject to Section 2.02(f)) equal to the Per Share Merger Consideration with respect to each Vested Company RSU.

(e)                                  Each former holder (or his or her designee) of an Unvested Company RSU that is cancelled at the Effective Time shall, in exchange therefor, be issued with an employee incentive award, to replace such Unvested Company RSU, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such Unvested Company RSU.

(f)                                   Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, and each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax Law in respect thereof. Each former holder of Company Options or Company RSUs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(g)                                  As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions reasonably necessary to effect the provisions of this Section 2.02.  As soon as practicable following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Company Options or Company RSUs informing such holder of the treatment of such Company Options or Company RSUs contemplated by this Section 2.02.

(h)                                 Parent shall cause the Surviving Company to pay to each holder of Vested Company Options and each holder of Vested Company RSUs, the amounts required pursuant to Section 2.02(b) and Section 2.02(d) as soon as practicable after the Effective Time pursuant to the Company’s ordinary payroll practices.

Section 2.03                             Dissenting Shares.

(a)                                 Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL.

(b)                                 For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall not have validly exercised or who shall have effectively withdrawn or lost their dissenter rights under Section 238 of the CICL shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, and shall be converted at the later of (i) the Effective Time, and (ii) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who shall not have validly exercised or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICL.

(c)                                  The Company shall give Parent (i) prompt notice of any written notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICL received by the Company, written withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to participate in negotiations and proceedings with respect to any such notice or demand for appraisal under the CICL. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)                                 In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders Meeting.

Section 2.04                             Exchange of Share Certificates, etc.

(a)                                 Paying Agent. Prior to the Effective Time, Parent shall select and appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and Section 2.03(b) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement on terms reasonably acceptable to the Company with the Paying Agent prior to the Effective Time.  At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when required thereby, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares other than Excluded Shares, cash in immediately available funds and in an amount that together with the Deposited Available Cash (if and to the extent deposited by the Company with the Paying Agent pursuant to Section 6.07(g)), is sufficient to pay the full amount of the Merger Consideration (such cash, the “Exchange Fund”).

(b)                                 Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of such Shares shall be effected); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.03(b), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(i), and any Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II.

(c)                                  Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, and upon such term as may be reasonably required by the Surviving Company or the Paying Agent, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares and Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.03(b).

(d)                                 Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until they notify the Surviving Company or the Paying Agent of their current contact details. A holder of Shares will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company, or (ii) on the last two (2) consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company who are untraceable. Shareholders of the Company who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Company; provided, that monies unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to any Governmental Authority pursuant to applicable Laws shall, to the extent permitted by applicable Law, become property of the Surviving Company.

(e)                                  Adjustments to Merger Consideration. The Per Share Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time (but excluding any change that results from any exercise of Company Options or the vesting of any Company RSUs) and to provide to the holders of Shares, Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such action.

(f)                                   Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company; provided, that Parent or the Surviving Company, as applicable, shall not direct the Paying Agent to make any such investment that is speculative in nature and no such investment or loss shall affect the aggregate amounts payable under this Article II. Parent or the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Subject to the preceding sentence, earnings from investments shall be the exclusive property of the Surviving Company. Except as contemplated by Section 2.04(b), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)                                  Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Article II without any interest thereon.

(h)                                 No Liability. None of the Paying Agent, the Rollover Shareholders, Parent or the Surviving Company shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)                                     Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent and Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or Company RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent or Merger Sub, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent or Merger Sub, as applicable, to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Options or Company RSUs in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or Merger Sub, as the case may be.

Section 2.05                             No Transfers.

From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.03 in the case of the Dissenting Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to (a) all disclosures in the Company SEC Reports and the Weibo SEC Reports filed with or furnished to the SEC prior to the date hereof but excluding (i) statements in any “Risk Factors” and/or “Forward-Looking Statements” section(s) of any such Company SEC Report and Weibo SEC Reports and (ii) those statements that are cautionary, predictive or forward-looking in nature, but in each case, other than specific factual information contained therein, and (b) any information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect, of which the Chairman has knowledge prior to the date of this Agreement.  Subject to the foregoing, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 3.01                             Organization and Qualification.

(a)                                 Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 Except as disclosed in the Company SEC Reports and the Weibo SEC Reports, there are no other corporations, companies, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, in each case that would constitute a significant subsidiary (as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act).

Section 3.02                             Constitutional Documents.

No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03                             Capitalization.

(a)                                 The authorized share capital of the Company is $23,700,000 divided into (i) 150,000,000 Ordinary Shares of $0.133 each and (ii) 3,750,000 preference shares of $1.00 each, of which 7,150 preference shares have been designated as Class A Preference Shares. As of the close of business in New York City on September 21, 2020, (A) 59,733,728 Ordinary Shares and 7,150 preference shares (in the form of Class A Preference Shares) are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (B) 1,725,500 Ordinary Shares are reserved for future issuance pursuant to the outstanding Company Options and Company RSUs, and (C) 24,197,557 Shares are issued and held by the Company as treasury shares.

(b)                                 The Company is the legal and beneficial owner of 101,778,958 Class B ordinary shares of Weibo, consisting of the all the issued and outstanding Class B ordinary shares of Weibo. All the shares of Weibo held directly or indirectly by the Company are validly issued, fully paid and non-assessable.

(c)                                  Except for (i) the Company Options, the Company RSUs, the Weibo Options and the Weibo RSUs (including the rights and obligations of their holders and the Company under the terms of the Company Options, the Company RSUs, the Weibo Options and the Weibo RSUs) and rights under the Control Documents, and (ii) the Transactions, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding, and there are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company does not have any secured creditors  holdings a fixed or floating security interest.

(d)                                 The grant of each such outstanding Company Option was validly made and properly approved by the Company Board or a duly authorized committee thereof and any shareholder approval by the necessary number of votes in compliance with the terms of the relevant Company Share Plans, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations of The Nasdaq Stock Market (“Nasdaq”) and all other applicable Laws in all material respects. The grant of each such Company RSU was validly made and properly approved by the Company Board or a duly authorized committee thereof and any shareholder approval by the necessary number of votes in compliance with the terms of the relevant Company Share Plans, the Exchange Act, the rules and regulations of Nasdaq and all other applicable Laws in all material respects.

(e)                                  The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by such Group Company free and clear of all Liens (except for Permitted Liens), other than the Controlled Entities to the extent they are subject to their respective Control Documents.

Section 3.04                             Authorization.

(a)                                 The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions.  The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and other than such filings and recordation as required by the CICL, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Plan of Merger and the Merger, to receipt of the Requisite Company Vote.

(b)                                 This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

(c)                                  The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger; and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”). As of the date hereof, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(d)                                 The Special Committee has received from Morgan Stanley Asia Limited (the “Financial Advisor”) its written opinion, dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Per Share Merger Consideration to be received by the holders of Shares other than Excluded Shares and Dissenting Shares is fair, from a financial point of view, to such holders. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.

Section 3.05                             No Conflict; Required Filings and Consents.

(a)                                 None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (i) assuming the Requisite Company Vote is obtained, conflict with or result in any breach of any provision of the organizational or governing documents of any Group Company in any material respect, (ii) require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract, (iii) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, or (iv) assuming the Requisite Company Vote is obtained and the Requisite Approvals are complied with and completed, violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except, with respect to each case of clauses (ii) through (iv), for any such conflict, breach, violation, default, modification, right, creation of any Lien or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                 None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, local or supranational, or any self-regulatory or quasi-governmental authority (each, a “Governmental Authority”) except for (i) compliance with any applicable requirements of the Securities Act and the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (iv) such filings as may be required under the Nasdaq rules and regulations in connection with this Agreement or the Merger (item (i) through (iv) together, the “Requisite Approvals”), and (v) any such other filing, permit, authorization, consent or approval, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Company or the consummation by the Company of the Merger.

Section 3.06                             Permits; Compliance with Laws.

(a)                                 Except (i) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) for the Internet Publication License and License for Online Transmission of Audio-Visual Programs of the Company, the Company and its Subsidiaries are in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and its Subsidiaries to own, lease and operate their properties or to carry on their business substantially in the manner described in the Company SEC Reports and/or the Weibo SEC Reports filed prior to the date hereof and substantially as is being conducted as of the date of this Agreement (collectively, the “Material Company Permits”), and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all of the Material Company Permits are valid, in full force and effect, and are not subject to any pending or, to the knowledge of the Company, threatened legal proceeding by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Material Company Permit, (ii) the Company and each of its Subsidiaries are in compliance with the terms and requirements of such Material Company Permits, and (iii) the Company and each of its Subsidiaries is not in default under, and no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Material Company Permit.

(b)                                 The Group Companies are and have been in compliance with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of Nasdaq in all material respects. Since the Applicable Date, no Group Company has received any written notice or communication of any material non-compliance with any applicable Law that has not been cured.

Section 3.07                             SEC Filings; Financial Statements.

(a)                                 The Company has filed or otherwise furnished (as applicable), all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2018 (the “Applicable Date”) (such forms, reports, statements, schedules and other documents filed since the Applicable Date including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)                                 Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared, in all material respects, in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c)                                  Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 29, 2020 or otherwise disclosed by the Company in current reports on Form 6-K, no Group Company has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in the consolidated financial statements of the Company and its Subsidiaries, except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2019, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) that are immaterial in nature and amount.

(d)                                 The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or 18 U.S.C. Section 1350 (Section 906 of the Sarbanes Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents.

(e)                                  The Company maintains a system of accounting established and administered in accordance with GAAP in all material respects. The Group Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with GAAP.

Section 3.08                             Proxy Statement.

The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein including the notice of the Shareholders Meeting and the form of proxy) will not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders Meeting, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub, the Rollover Shareholders, the Guarantor or any of their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09                             Absence of Certain Changes.

Since December 31, 2019, (a) each Group Company has conducted business in all material respects in the ordinary course of business and in a manner consistent with past practice, except as expressly contemplated by this Agreement or for actions taken to respond to COVID-19, and (b) there has not been any Company Material Adverse Effect.

Section 3.10                             Absence of Litigation.

As of the date of this Agreement, there is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (a) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (b) if adversely determined, would reasonably be expected to prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement in any material respect or the consummation of the Merger.

Section 3.11                             Employee Benefit Plans.

(a)                                 Each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone, will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans.

Section 3.12                             Labor and Employment Matters.

Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, or (ii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any current or former employee, officer, consultant or independent contractor of the Company or any of its Subsidiaries.

Section 3.13                             Real Property; Title to Assets.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the relevant Group Company has good and marketable title to each Owned Real Property (as applicable), free and clear of all Liens, except Permitted Liens, and (ii) each Lease is legal, valid, binding, enforceable and in full force and effect, and neither any Group Company (as a party to such Lease) nor, to the knowledge of the Company, any other third party to such Lease is in breach or default under such Lease.

Section 3.14                             Intellectual Property.

(a)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other rights to use (in each case, free and clear of any Liens, except for Permitted Liens), all Intellectual Property necessary to conduct the business of the Company or its Subsidiaries as currently conducted.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon or misappropriate the Intellectual Property rights of any person and is in compliance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of, and to the knowledge of the Company, there is no threatened, assertion or claim (i) that it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon or misappropriating any Intellectual Property right of any person and (ii) if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no person is currently infringing or misappropriating any material Intellectual Property owned by the Company or any of its Subsidiaries in any material respect.

(c)                                  With respect to each Intellectual Property owned by any Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such Group Company is the owner of the right, title and interest in and to such Intellectual Property, and is entitled to use, transfer and license such Intellectual Property in the continued operation of its respective business.

(d)                                 With respect to each Intellectual Property licensed to any Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) such Group Company has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) to the knowledge of the Company, no party to any license of such Intellectual Property is in breach thereof or default thereunder.

Section 3.15                             Taxes.

(a)                                 Each Group Company has, in all material respects, duly and timely filed (taking into account any extension of time within which to file) Tax Returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects.

(b)                                 No Tax authority or agency or other Governmental Authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of any material Taxes against any Group Company.

(c)                                  Each Group Company has, in accordance with applicable Laws, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities.

(d)                                 Each Group Company has timely withheld, collected and deposited all material amounts of Taxes that are required to be withheld, collected and deposited under applicable Laws.

Section 3.16                             Material Contracts.

(a)                                 For purposes of this Agreement, “Material Contracts” means (i) this Agreement and (ii) any Contract to which any of the Group Companies is a party as of the date of this Agreement filed or required to be filed as exhibits to any of the Company SEC Reports and the Weibo SEC Reports.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Enforceability Exceptions; (ii) no Group Company and, to the knowledge of the Company, no counterparty is or is alleged to be in breach or violation of, or default under, any Material Contract; and (iii) within the last twelve (12) months prior to the date hereof, no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract.

Section 3.17                             Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan, other than the Rights Agreement, dated April 23, 2015, by and between the Company and American Stock Transfer & Trust Company, LLC, as amended on June 22, 2015.  The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.18                             Related Party Transactions.

The Company has disclosed in the Company SEC Reports and Weibo SEC Reports each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, one the other hand, entered into during fiscal years covered by such Company SEC Reports or Weibo SEC Reports, in each case that is required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of any Group Company, (b) reimbursement for expenses incurred on behalf of any Group Company and (c) other employee benefits, including Contracts entered into under the Company Share Plans or the Weibo Share Plans.

Section 3.19                             Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.20                             Control Documents.

(a)                                 To the knowledge of the Company, (i) each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder, and (ii) execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite actions on the part of such party.

(b)                                 As of the date of this Agreement, none of the parties to any Control Document has sent or received any written communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened in writing by any of the parties thereto.

(c)                                  As of the date of this Agreement, there is no Action initiated by any Governmental Authority or any other person, pending or, to the knowledge of the Company, threatened against any of the Controlled Entities and other Group Companies that (i) challenge the validity or enforceability of the Control Documents, individually or taken as a whole, (ii) challenge the legality of the “variable interest entity” structure or the ownership structure as set forth in the Control Documents, or (iii) claim that any of the Control Documents or the ownership structure thereof violates any PRC Laws in any material respect.

Section 3.21                             No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or its business, or with respect to any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  The Company will not have or be subject to any liability or indemnity obligations to Parent, Merger Sub or their respective Affiliates resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01                             Corporate Organization.

(a)                                 Each of Parent and Merger Sub (i) is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and (ii) has the requisite corporate power and authority to carry on its business as it is now being conducted and as contemplated in this Agreement except, with respect to (ii), where the failure to have such power and authority would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under the Transaction Documents.  Each of Parent and Merger Sub has made available to the Company (i) complete and correct copies of its memorandum and articles of association as currently in effect, and (ii) a true and complete list of all directors and officers (if any) of Parent and Merger Sub, each as of the date hereof.

(b)                                 Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions and has no, assets, liabilities or obligations of any nature other than those incidental to its formation and capitalization and pursuant to the Transaction Documents and the Transactions.

Section 4.02                             Authorization.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized and approved by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize or approve this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.  No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions, including the Merger, other than the approval of New Wave as the sole shareholder of Parent.

Section 4.03                             No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement and the Plan of Merger by each of Parent and Merger Sub do not, and the performance of this Agreement and the Plan of Merger by each of Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clause (ii) and clause (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their respective obligations under this Agreement.

(b)                                 The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for the Requisite Approvals and any such other filing, permit, authorization, consent or approval, the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay the consummation by Parent or Merger Sub of the Merger.

Section 4.04                             Capitalization.  The authorized share capital of Parent is $50,000 consisting of 50,000,000 shares, par value of $0.001 per share. As of the date of this Agreement, one share of Parent is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is wholly owned by New Wave. The authorized share capital of Merger Sub is $50,000 consisting of 50,000,000 shares, par value of $0.001 per share. As of the date of this Agreement, one share of Merger Sub is issued and outstanding, which has been duly authorized, validly issued, fully paid and non-assessable and is wholly owned by Parent. All outstanding share capital of Merger Sub is owned by Parent free and clear of all Liens.  Other than the applicable Transaction Documents, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub.

Section 4.05                             Available Funds and Financing.

(a)                                 Parent has delivered, on or prior to the date of this Agreement, to the Company true and complete copies of (i) executed commitment letters from each of China Minsheng Banking Corp., Ltd. Shanghai Branch and China Minsheng Banking Corp., Ltd. Hong Kong Branch (as the same may be amended or modified pursuant to Section 6.07), (collectively, the “Debt Commitment Letters”) (which, in each case, may be redacted with respect to any provisions that would not reasonably be expected to affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), confirming their respective commitments, subject to the terms and conditions thereof, to provide or cause to be provided the respective cash amounts set forth therein for the purpose of financing the Merger Consideration and any other amounts required to consummate the Transactions (the “Debt Financing”), (ii) an executed equity commitment letter from the Chairman (the “Equity Commitment Letter” and, together with the Debt Commitment Letters and any definitive agreements executed pursuant to such Equity Commitment Letter and Debt Commitment Letters, the “Financing Documents”) pursuant to which the Chairman has committed to subscribe, or cause to be subscribed for newly issued ordinary shares of New Wave and to pay, or cause to be paid, to New Wave an aggregate amount set forth therein for the purpose of financing the Merger Consideration and any other payment obligations in connection with the consummation of the Transactions (the “Equity Financing” and, together with the Debt Financing or, if applicable, the Alternative Financing, the “Financing”), and (iii) the Support Agreement. The Equity Commitment Letter provides, and will continue to provide, that the Company is a third-party beneficiary and entitled to enforce such Equity Commitment Letter in accordance with the terms and conditions set forth therein.

(b)                                 As of the date hereof, (i) each of the Financing Documents and the Support Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the parties thereto, subject to the Enforceability Exceptions, and (ii) none of the Financing Documents and the Support Agreement has been amended or modified and no such amendment or modification is contemplated except for any such amendment or modification as permitted in accordance with Section 6.07(c), and the respective commitments contained in the Financing Documents and the Support Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated. Assuming (A) the Financing is funded in accordance with the Financing Documents and the transactions contemplated by the Support Agreement are consummated in accordance with the terms therein, and (B) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, as of the Effective Time, all funds necessary for Parent, Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions contained therein. There are no side letters or other contracts or arrangements (oral or written) related to the Financing (except for customary engagement letters and fee letters, if any and as applicable (a complete copy of each of which has been provided to the Company and may be redacted to omit numerical fee amounts provided therein and with respect to any other provisions that would not affect the conditions, enforceability, availability, termination or the amount of the Debt Financing)) relating to Parent or Merger Sub, on the one hand, and providers of the Debt Financing, on the other hand, other than the Financing Documents.

(c)                                  Parent or Merger Sub has fully paid, or cause to be paid, any and all fees, if any, that are payable on or prior to the date hereof under the Debt Commitment Letters and will pay when due all other fees arising under the Debt Commitment Letters as and when they become due and payable thereunder.

(d)                                 As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Merger Sub, Parent or any of their respective Affiliates, or, to the knowledge of Parent, any other parties thereto, under the Financing Documents; or, to the knowledge of Parent, would otherwise excuse or permit the financing sources under any Financing Documents to refuse to fund their respective obligations under the Financing Documents.  As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time.

(e)                                  Parent and Merger Sub hereby acknowledge and agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing and/or the Deposited Available Cash, and reaffirm their obligation to consummate the Transactions hereby, irrespective and independent of the availability of the Financing and/or the Deposited Available Cash, on the terms and subject to the conditions set forth in this Agreement.

Section 4.06                             Information Supplied

None of the information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.07                             Solvency.

Neither Parent nor Merger Sub is entering into the transactions contemplated hereby and by the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors.  Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Per Share Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 4.08                             Absence of Litigation.

As of the date of this Agreement, there are no proceedings pending or, to the knowledge of Parent or Merger Sub, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under the Transaction Documents.

Section 4.09                             Ownership of Company Shares.

As of the date hereof, other than the Excluded Shares which will be cancelled at the Effective Time in accordance this Agreement, neither Parent, Merger Sub, nor any of their respective Affiliates, beneficially own any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants, or other rights to acquire Shares or other securities of, or any economic interest (through derivative securities or otherwise) in the Company.

Section 4.10                             Independent Investigation.

Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose.  In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement).

Section 4.11                             Buyer Group Contracts.

Except for the Support Agreement, the Limited Guarantee and the Equity Commitment Letter, there are (a) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of Parent, Merger Sub, the Rollover Shareholders, or any of their respective Affiliates (excluding the Company and its Subsidiaries), and (b) no Contracts (whether oral or written) (i) between Parent, Merger Sub, the Rollover Shareholders, or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders (excluding the Rollover Shareholders), on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions.

Section 4.12                             Non-Reliance on Company Estimates.

The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Each of Parent and Merger Sub further acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.13                             Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or the Rollover Shareholders.

Section 4.14                             Limited Guarantee.

The Limited Guarantee has been duly and validly executed and delivered by the Guarantor executing such Limited Guarantee and is in full force and effect, and assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Guarantor that executed it, enforceable against such Guarantor in accordance with the terms thereof subject to the Enforceability Exceptions, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.15                             No Additional Representations.

Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, or with respect to any information provided to the Company or any of its Affiliates or Representatives in connection with the Transactions, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  Neither Parent not Merger Sub will have or be subject to any liability or indemnity obligations to the Company or its Affiliates resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01                             Conduct of Business by the Company Pending the Merger.

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or permitted by or contemplated in this Agreement, unless Parent may otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved or directed by the Chairman in his capacity as an officer of the Company), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business consistent with past practice; and (ii) the Company shall use its reasonable efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current executive officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other Persons with which any Group Companies has material business relations as of the date hereof.  Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as required by applicable Law or permitted by or contemplated in this Agreement, the Company shall not, and shall procure that no Group Company will, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved or directed by the Chairman in his capacity as an officer of the Company):

(a)                                 amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)                                 issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with (A) the issuance of Shares upon the exercise of any Company Options or Company RSUs in accordance with their respective terms, (B) the withholding of securities of the Company to satisfy Tax obligations with respect to Company Options or Company RSUs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSUs, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) any transaction between or among the Company and its direct or indirect wholly owned Subsidiaries), (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of $10,000,000, except in the ordinary course of business or pursuant to existing Contracts, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business or pursuant to existing Contracts;

(c)                                  declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d)                                 reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Company Share Plans, including the withholding of Shares in connection with the exercise of Company Options or Company RSUs in accordance with the their respective terms);

(e)                                  effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, or similar transaction involving any Group Company, or create any new Subsidiary, other than the Transactions;

(f)                                   acquire any assets, securities or properties, in any single transaction or related series of transactions, for consideration in excess of $10,000,000, except for acquisitions in the ordinary course of business or pursuant to existing Contracts;

(g)                                  make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of $10,000,000 in any single transaction or related series of transactions other than in the ordinary course of business;

(h)                                 incur, assume, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, in each case, with an amount in excess of $10,000,000 in a single transaction or related series of transactions, except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities or other Contracts as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (ii) in the ordinary course of business consistent with past practice, or (iii) any Indebtedness between the Company and its Subsidiaries, or between two or more Subsidiaries of the Company;

(i)                                     make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(j)                                    settle any pending or threatened Action of or against any Group Company (A) for an amount in excess of $10,000,000 for any single Action, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions, except for, in each case, any Actions occurring in the ordinary course of business;

(k)                                 make or change any material Tax election, amend any material Tax Return, enter into any closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, or make any material change in any method of Tax accounting or Tax accounting period; and

(l)                                     agree to or enter into any Contract or otherwise make a binding commitment, to do any of the foregoing.

Solely for purpose of this Section 5.01, (i) pandemic or epidemic-related measures reasonably taken by the Group Companies for the purpose of reducing any adverse impact on the businesses and assets of the Group Companies, including those responding to COVID-19, shall not constitute a breach of this Section 5.01, and (ii) Weibo and its Subsidiaries shall not be treated as part of the Group Companies.

Section 5.02                             Compliance

Each party hereto agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (i) take any action which is intended to or would reasonably be likely to result in any of the applicable conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action which would, or would reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede its ability to consummate the Merger or the other transactions contemplated by this Agreement.

Section 5.03                             No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01                             Proxy Statement and Schedule 13E-3.

(a)                                 As soon as reasonably practicable following the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Parent and Merger Sub shall timely furnish all information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Nothing in this Section 6.01 is intended to restrict or preclude the Company Board or the Special Committee from effecting a Change in the Company Recommendation on the terms and subject to the condition set forth in this Agreement. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04(d), with respect to any disclosure regarding a Change in the Company Recommendation made in accordance with and not in violation of this Agreement, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or another filing by the Company with the SEC, with respect to such disclosure.

(b)                                 Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon. Notwithstanding anything herein to the contrary, (i) no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent, Merger Sub, the Rollover Shareholders or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3, and (ii) no representation, warranty, covenant or agreement is made by the Parent, Merger Sub or the Rollover Shareholders with respect to information supplied by the Company or its respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 6.02                             Company Shareholders Meeting.

(a)                                 The Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Record Date”) in consultation with Parent, and shall not change such Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of Parent, unless the Company is required to do so by applicable Law. As soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, the Company shall mail or cause to be mailed the Proxy Statement to the holders of Shares as of the Record Date. Subject to Section 6.02(b), without the consent of Parent, the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders Meeting.

(b)                                 As soon as reasonably practicable but in any event no later than forty (40) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholders Meeting. Subject to this Section 6.02 and Section 6.04, the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement. The Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to (i) solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger, and (ii) take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation, the Company shall nonetheless submit this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of the Shares for authorization and approval at the Shareholders Meeting in accordance with this Section 6.02, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders Meeting.

(c)                                  Notwithstanding Section 6.02(b), the Company may, and upon Parent’s written request shall, adjourn or recommend the adjournment of the Shareholders Meeting to its shareholders (i) if and to the extent the Special Committee determines in good faith that such adjournment or postponement is necessary or advisable to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Shareholders Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting or to vote in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions in order for the Requisite Company Vote to be obtained. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence.

(d)                                 At the Shareholders Meeting, and any other meeting of the shareholders of the Company called to seek the Requisite Company Vote or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions is sought, Parent and/or Merger Sub shall vote, and shall cause the Rollover Shareholders to vote, all Shares held directly or indirectly by them as of the date hereof, including the Rollover Shares pursuant to the terms of the Support Agreement, in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Section 6.03                             Access to Information.

(a)                                 From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice in writing from Parent, the Company shall (i) provide to Parent and its Representatives reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such information concerning the Group Companies as Parent may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)                                 Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to give access to or disclose any information to Parent or any of its Representatives if such access or disclosure would (i) violate any Contract entered into prior to the date of this Agreement, applicable Law or Order (provided that the Company shall use its reasonable best efforts to cause such information be provided in a manner that would not result in such violation), (ii) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege, or (iii) give a Third Party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement (provided that the Company shall use its reasonable best efforts to cause such information be provided in a manner that would not result in such jeopardy for right to terminate or accelerate).

(c)                                  All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements and Section 9.12.

(d)                                 No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.04                             No Solicitation of Transactions.

(a)                                 From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except pursuant to Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any Competing Proposal, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in connection with any Competing Proposal, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating, or that may reasonably be expected to lead to, to any Competing Transaction, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent in writing, as promptly as practicable and in any event within forty-eight (48) hours, of any Competing Proposal received by the Company, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) in reasonable detail, and (y) the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a current basis, of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Except as otherwise provided in this Section 6.04(a) or Section 6.04(c), after the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, promptly cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction, promptly revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request all such Third Parties to promptly return or destroy all such nonpublic information provided to them. The Company shall not and shall cause its Subsidiaries not to enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that would prohibit the Company from providing any such information to Parent in accordance with this Section 6.04(a).

(b)                                 Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of a Competing Proposal that was not obtained in violation of Section 6.04, the Company, the Special Committee and their respective Representatives may:

(i)                                     communicate with the person or group of persons who has made such proposal or offer solely to clarify and understand the terms and conditions thereof and to notify such person of the restrictions of this Section 6.04, to the extent the Special Committee shall have determined that such communication is necessary to determine whether such Competing Proposal constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)                                  provide information in response to the request of the person or group of persons who has made such proposal or offer, but only if prior to providing such information, the Company has received from the person or group of persons so requesting such information an executed Acceptable Confidentiality Agreement, provided, that the Company shall concurrently make available to Parent any information concerning the Company and the Subsidiaries that is provided to any such person or group of persons and that was not previously made available to Parent or its Representatives; and/or

(iii)                               engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and (B) provided written notice to Parent prior to taking any such action.

(c)                                  Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against the acceptance of such tender offer or exchange offer by the Company shareholders within ten (10) Business Days after Parent so requests in writing (any of the foregoing, a “Change in the Company Recommendation”), or (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)                                 Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a Competing Proposal that was not obtained in violation of this Section 6.04 which the Company Board determines, in its good faith judgment acting at the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that such Competing Proposal constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting at the recommendation of the Special Committee) or the Special Committee may, (A) effect a Change in the Company Recommendation and/or (B) authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement with respect to that Superior Proposal, but only (i) if the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such Competing Proposal in all material respects; (ii) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Competing Proposal would cease to constitute a Superior Proposal; provided that any material modifications to such Competing Proposal that the Company Board has determined (acting at the recommendation of the Special Committee) to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d), provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above; and (iii) following the end of such five (5) Business Day period or three (3) Business Day period (as applicable), the Company Board shall have determined, in its good faith judgment acting at the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that taking into account any changes to this Agreement and the Financing proposed by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Competing Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party that restricts the Company from giving prior notice to Parent of its intention to effect a Change in the Company Recommendation.

(e)                                  Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board, acting at the recommendation of the Special Committee, or the Special Committee, may make a Change in the Company Recommendation and/or terminate this Agreement for a reason unrelated to a Competing Proposal if (i) the Company Board determines, acting at the recommendation of the Special Committee, in good faith after consultation with its financial advisor and outside legal counsel that, in light of an Intervening Event, failure to make a Change in the Company Recommendation and/or terminate this Agreement would be inconsistent with its fiduciary duties under applicable Law; (ii) the Company notifies Parent in writing, at least five (5) Business Days in advance, that it intends to effect a Change in the Company Recommendation and/or terminate this Agreement in light of such Intervening Event, which notice shall specify the nature and circumstances of the Intervening Event in reasonable detail; (iii) after providing such notice and prior to making such Change in the Company Recommendation in connection with such Intervening Event, the Company shall negotiate in good faith with Parent during such five (5) Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change in the Company Recommendation or termination of this Agreement in light of such Intervening Event; and (iv) the Company Board shall have considered in good faith any changes to this Agreement and shall have again determined, acting at the recommendation of the Special Committee, in good faith, taking into account any changes to this Agreement proposed by Parent and Merger Sub in response to the aforementioned notice, that it would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law not to effect the Change in the Company Recommendation or termination of this Agreement in light of the Intervening Event.

(f)                                   Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), provided, that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not include an express rejection of any applicable Competing Transaction shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g)                                  Unless and until this Agreement is terminated pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement.

Section 6.05                             Directors’ and Officers’ Indemnification and Insurance.

(a)                                 The indemnification, advancement and exculpation provisions of the indemnification agreements by and between the Company and its directors and officers, as in effect at the Effective Time, shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Group Companies under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any Indemnified Party. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)                                 The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) maintained by the Company or any of its Subsidiaries covering each current or former director or officer and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (each, an “Indemnified Party”), covered as of the Effective Time, on terms no less favorable than those of such policies in effect on the date hereof; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.05(b), the Company may, at its option, purchase a six- (6-) year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c)                                  Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer or other fiduciary of the Company or any of its Subsidiaries.

(d)                                 In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Company, or Parent, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e)                                  The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICL or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)                                   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06                             Notification of Certain Matters.

Subject to applicable Law, each of the Company and Parent shall promptly notify the other in writing of:

(a)                                 any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)                                 any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)                                  any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)                                 a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07                             Financing.

(a)                                 Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions necessary to arrange and obtain the Debt Financing and Equity Financing in a timely manner and as provided in this Agreement, including to (i) negotiate definitive agreements with respect to the Debt Financing on the terms and conditions described in the Debt Commitment Letters, (ii) maintain in full force and effect each of the Financing Documents until the Transactions are consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Financing Documents applicable to Parent or Merger Sub that are within its control, (iv) draw upon and consummate the Debt Financing and Equity Financing at or prior to the Closing, and (v) enforce its rights under the Financing Documents.

(b)                                 In the event that any portion of the Debt Financing has become unavailable on the terms and conditions contemplated in the applicable Debt Commitment Letters, (i) Parent shall promptly so notify the Company in writing, and (ii) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternative sources as promptly as practicable following the occurrence of such event on terms and conditions not materially less favorable, in the aggregate, from the standpoint of the Company, to Parent and Merger Sub than those contained in the applicable Debt Commitment Letters in an amount, together with the aggregate proceeds of the Equity Financing, sufficient for Parent and the Surviving Company to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and conditions contemplated hereby (the “Alternative Financing”), provided that in no event shall the terms of any Alternative Financing prevent, delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions in accordance with the terms of this Agreement. Parent shall promptly enter into (or cause to be entered into) and deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”) as soon as practicable after execution thereof, provided that, such customary engagement letters and fee letters in connection with the Alternative Financing, if any and as applicable, may be redacted to omit numerical fee amounts provided therein and with respect to any other provisions that would not affect the conditions, enforceability, availability, termination or the amount of the Debt Financing.  In the event Alternative Financing is obtained, any reference in this Agreement to (X) the “Debt Financing” shall be deemed to include the Alternative Financing, and (Y) the “Debt Commitment Letters” shall be deemed to include the Alternative Financing Documents.

(c)                                  Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or waivers of, any condition or other provision under any Financing Document without the prior written consent of the Company if such amendments, modifications or waivers would (x) reduce the aggregate amount of the Debt Financing or Equity Financing or (y) impose new or additional conditions to the Debt Financing or Equity Financing or otherwise expand, amend or modify the Debt Financing or Equity Financing in a manner that would reasonably be expected to (A) prevent or delay the ability of Parent or Merger Sub to consummate the Transactions or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Document (it being understood that any such amendment or modification in relation to pricing and/or other economic terms of any Financing Document, to the extent that such amendment or modification does not affect the enforceability, availability, termination, conditionality or amount of the financing under the Financing Documents, shall be permitted hereunder and shall be deemed not to prevent, impede or delay the consummation of the Transactions or of the transactions under the Financing Agreements). Without limiting the generality of the foregoing, neither Parent nor Merger Sub shall release or consent to the termination of the obligations of the other parties to any Financing Document, except as expressly contemplated hereby.

(d)                                 Parent shall, prior to the Closing, (i) give the Company prompt written notice (A) upon becoming aware of any breach of any provision of, or termination by any party to any Financing Document or any other definitive agreement with respect to the Financing, (B) upon the receipt of any written notice or other written communication from any person with respect to any threatened breach or threatened termination by any party to any Financing Document or any other definitive agreement with respect to the Financing, (C) upon knowledge of any dispute or disagreement between or among any parties to the Debt Financing or Equity Financing and (D) if Parent at any time believes that it will not be able to obtain all or any portion of the Debt Financing or Equity Financing on the terms, in the manner, or from the sources contemplated by the Financing Documents; and (ii) otherwise keep the Company informed on a reasonably current basis of the status of Parent and Merger Sub’s efforts to arrange the Debt Financing or Alternative Financing (as applicable) and the Equity Financing.

(e)                                  Prior to the Closing, the Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective officers, employees and representatives to use reasonable efforts to provide, to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation as may be requested by Parent or its Representatives in connection with the Debt Financing or Alternative Financing, including without limitation (i) participating in a reasonable number of meetings, presentations and due diligence sessions with representatives of Parent and its Debt Financing or Alternative Financing sources, (ii) assisting in the preparation of bank information memoranda, rating agency presentations and similar documents reasonably requested by Parent or its Representatives in connection with the Debt Financing or Alternative Financing, (iii) as promptly as reasonably practicable, furnishing Parent and its sources of the Debt Financing or Alternative Financing with financial statements reasonably requested by Parent, (iv) reasonably cooperating with advisors, consultants and accountants of Parent or any sources or potential sources of the Debt Financing or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets, liabilities, cash management and accounting systems and related policies and procedures of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values, (v) assisting and facilitating the granting of guaranty, security or pledging of collateral related to Debt Financing or Alternative Financing, provided, that any collateral to be pledged or security to be granted by Parent or Merger Sub under any Financing Documents that in any manner involves the Company, any of its Subsidiaries or any of their respective assets shall be contingent upon the occurrence of the Effective Time, (vi) taking customary action reasonably necessary to establishing bank and other accounts in connection with, and to enter into one or more definitive agreements to facilitate, the consummation of the Debt Financing or any Alternative Financing immediately prior to the Effective Time, provided that such agreements and arrangements shall not become active or take effect until the Effective Time, and (vii) furnishing Parent and its Representatives promptly with all documentation and other information required with respect to the Debt Financing or any Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations.

(f)                                   Notwithstanding anything to the contrary set forth in this Agreement, neither the Company nor any of its Subsidiaries shall be required to (x) pay any commitment or similar fee or incur any liability with respect to the Debt Financing or Alternative Financing prior to the Effective Time, (y) to be an issuer or other obligor with respect to any Debt Financing or any Alternative Financing prior to the Effective Time, or (z) take or commit to taking any action that is not contingent upon the occurrence of the Effective Time or would otherwise subject it to actual or potential liability in connection with the Debt Financing or Alternative Financing prior to the occurrence of the Effective Time.

(g)                                  Without any prejudice to Section 4.05(e) and subject to the terms and conditions hereof, if and to the extent that the Company has available unrestricted cash in U.S. dollars in one or more bank accounts outside the PRC at or prior to the Effective Time (“Available Cash”), the Company shall, upon reasonable written request of Parent at least five (5) Business Days prior to the proposed Closing Date, deposit or cause to be deposited a portion of the Available Cash (the “Deposited Available Cash”) with the Paying Agent at or reasonably prior to the Effective Time as a source of funds for the payment of the aggregate Per Share Merger Consideration pursuant to Section 2.04, provided that (i) any failure by the Company to deposit or cause to be deposited all or any portion of the Available Cash shall not constitute a breach of any agreement or covenant herein and shall not give rise to a failure of any condition to Parent’s or Merger Sub’s obligation to consummate the Merger (including those set forth in Section 7.02(b)) to be satisfied, (ii) the Company and its Subsidiaries shall have no liability to Parent or Merger Sub to pay any Company Termination Fee or other damages solely by reason of the Company’s failure to deposit or cause to be deposited all or any portion of the Available Cash for any reason, (iii) the Company shall not be obligated to deposit or cause to be deposited any portion of the Available Cash to the extent the deposit thereof would render any Group Company, or the Group Companies on a consolidated basis, to be insolvent, and (iv) Parent shall cause the Paying Agent to immediately refund and deliver to the Company all of the Deposited Available Cash if the Effective Time shall have not occurred within three (3) Business Days following such deposit by the Company.

(h)                                 Nothing contained in this Section 6.07 shall require such cooperation to the extent it would require the Company and its Subsidiaries to incur any expense unless such expense is reimbursed by Parent or Merger Sub. Parent shall, promptly upon request by the Company, reimburse (or cause the applicable borrowers to reimburse) the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.07 and shall  indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them arising from the arrangement of the Debt Financing or Alternative Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except to the extent such liabilities or losses arising out of or resulted from the willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

(i)                                     Nothing in this Section 6.07 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or construed to require, Parent or Merger Sub to waive any term or condition of this Agreement.

Section 6.08                             Further Action; Reasonable Best Efforts.

(a)                                 On the terms and subject to the conditions of this Agreement, each of the parties hereto shall each use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions.

(b)                                 Each party hereto shall, upon reasonable request by any other parties, furnish such other parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Governmental Authority (if any) in connection with the Transactions.

Section 6.09                             Obligations of Merger Sub.

Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10                             Participation in Litigation.

Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent an opportunity to participate in the defense or settlement of any shareholder Action against the Company or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent.

Section 6.11                             Resignations.

To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company subject to customary exceptions.

Section 6.12                             Public Announcements.

The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions, except (A) as may be required by applicable Laws or by any listing agreement with a national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties before making any such public announcements, and (B) that the Company shall not be required to obtain the prior agreement of Parent with respect to any public announcement of the receipt and existence of a Competing Proposal and matters related thereto, or a Change in the Company Recommendation, in each case made in compliance with Section 6.04. This Section 6.12 shall terminate upon a Change in the Company Recommendation.

Section 6.13                             Stock Exchange Delisting.

The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Ordinary Shares from Nasdaq and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14                             Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.15                             Actions Taken at Direction of Parent or Merger Sub.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III, Article V or this Article VI hereof, if the alleged breach results from an action or inaction by the Company specifically directed or approved by New Wave, Parent, Merger Sub, the Chairman (in his capacity as the Chairman or otherwise), or their respective Affiliates or Representatives, regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

Section 6.16                             No Amendment to Transaction Documents.

Without the prior written consent of the Special Committee (acting on behalf of the Company), Parent and Merger Sub shall not, and shall cause its respective Affiliates not to (i) amend, modify, withdraw, waive or terminate any Transaction Documents to which the Company is not a party in a manner adverse to the Company or would or would reasonably be expected to prevent or materially delay (a) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (b) the performance by each of Parent and Merger Sub of their respective obligations under this Agreement, or (ii) enter into or modify any other Contract relating to the Merger or the Transactions in a manner that (x) would be inconsistent with the terms of any Transaction Documents, or (y) would or would reasonably be expected to prevent or materially delay (A) the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or (B) the performance by each of Parent and Merger Sub of their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01                             Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions on or prior to the Closing Date:

(a)                                 Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, including the Merger, shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b)                                 No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect, that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Merger.

Section 7.02                             Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)                                 Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01(a), Section 3.03(a), Section 3.04, and Section 3.09(b), the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” or “Company Material Adverse Effect”) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.01(a) and Section 3.04 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03(a) and Section 3.09(b) shall be true and correct in all respects (except for de minimis inaccuracies in the case of Section 3.03(a)) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)                                 Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served and not validly withdrawn a notice of dissent under Section 238(2) of the CICL.

(d)                                 Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a), 7.02(b) and 7.02(c) and 7.02(e).

(e)                                  No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and is continuing.

Section 7.03                             Additional Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a)                                 Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time, except: (i) representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time, or (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay, materially impede or materially impair the ability of Parent and Merger Sub to consummate the Transactions or perform their obligations under the Transaction Documents.

(b)                                 Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04                             Frustration of Closing Conditions.

None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

Section 8.01                             Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting at the direction of the Special Committee).

Section 8.02                             Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting at the direction of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)                                 the Effective Time shall not have occurred on or before June 28, 2021 (the “Long Stop Date”); or

(b)                                 any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, which has the effect of preventing, prohibiting or otherwise making illegal consummation of the Merger; or

(c)                                  the Requisite Company Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under this Agreement has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the Long Stop Date or the applicable condition(s) being satisfied.

Section 8.03                             Termination by the Company.

This Agreement may be terminated by the Company (acting at the direction of the Special Committee) at any time prior to the Effective Time, if:

(a)                                 a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Sections 7.01 or 7.03 to be satisfied, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, by the earlier of the Long Stop Date and thirty (30) days following receipt of written notice of such breach from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.03(a) and the basis of such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b)                                 (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is waiving any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within ten (10) Business Days following the later of (x) date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to Parent;

(c)                                  prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting at the recommendation of the Special Committee) or the Special Committee shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with or immediately after the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with Section 6.04 in all material respects, and (B) complied with Section 8.06 and concurrently with or immediately after such termination, pays the Company Termination Fee; or

(d)                                 pursuant to Section Section 6.04(e), provided, that concurrently with or immediately after such termination, the Company pays the Company Termination Fee payable pursuant to Section 8.06(a).

Section 8.04                             Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)                                 a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or 7.02 to be satisfied, and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company by the earlier of the Long Stop Date and thirty (30) days following receipt of written notice of such breach from Parent stating the Parent’s intention to terminate this Agreement pursuant to this Section 8.04(a) and the basis of such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Sections 7.01 or Section 7.03; or

(b)                                 the Company Board or the Special Committee shall have effected a Change in the Company Recommendation.

Section 8.05                             Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided, that the terms of Section 6.03(c), Section 6.07(g), Section 6.12, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06                             Termination Fee.

(a)                                 In the event that:

(i)                                     (A) a Competing Proposal relating to a Competing Transaction shall have been made or proposed (and not withdrawn), after the date hereof and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, such Competing Transaction, whether or not such Competing Transaction was the same Competing Transaction referred to in clause (A); provided, that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”);

(ii)                                  this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)                               this Agreement is terminated by the Company pursuant to Section 8.03(c) or Section 8.03(d),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount in cash equal to $25,000,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within two (2) Business Days after such termination in the case of a termination referred to in clause (ii) above, (y) at least two (2) Business Days prior to and as a condition of the consummation by the Company of a Competing Transaction or entry by the Company into the definitive agreement in connection with a Competing Transaction in the case of a termination referred to in clause (i) above, or (z) prior to, concurrently with or immediately after the termination of this Agreement in case of a termination pursuant to clause (iii) above); it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b)                                 Parent will pay, or cause to be paid, to the Company or its designees (i) an amount in cash equal to $50,000,000 (the “Parent Termination Fee”), if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within two (2) Business Days after such termination by wire transfer of same day funds); it being agreed that in no event shall Parent be required to pay the Parent Termination Fee more than once.

(c)                                  Except as otherwise specified in Section 8.06(d), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d)                                 In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in The Wall Street Journal on such date plus 1.00% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)                                  Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f)                                   (i)                                     Subject to Section 9.08, the Equity Commitment Letter, the Debt Commitment Letters and the Limited Guarantee, the Company’s right to (i) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and the guarantee of such obligations pursuant to the Limited Guarantee (subject to their terms, conditions and limitations), (ii) if applicable, receive reimbursement and indemnification pursuant to Section 6.07(g), and (iii) if applicable, receive reimbursement and interest pursuant to Section 8.06(d) (clauses (ii) and (iii) together, the “Company Reimbursement”), shall be the sole and exclusive remedy of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, New Wave, the Guarantor or the Rollover Shareholders, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of Parent, Merger Sub, New Wave, the Guarantor or Rollover Shareholders, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Merger Sub or the Guarantor, or (D) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, subject to Section 9.08, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter, the Limited Guarantee and the Debt Commitment Letters) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the Company Reimbursement, and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, members, managers, partners, Representatives, stockholders, successors or assignees of the foregoing (collectively, the “Company Group”), seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter, the Limited Guarantee and the Debt Commitment Letters), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b), Section 8.06(d) and Section 6.07(g), or the Rollover Shareholders or the Guarantor to the extent provided in the relevant Equity Commitment Letter, the Support Agreement or Limited Guarantee. This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(ii)                                  Subject to Section 9.08, Parent’s right to terminate this Agreement and receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the Merger to be consummated. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

(iii)                               Notwithstanding anything to the contrary in this Agreement, the Financing Documents, the Limited Guarantee, the Support Agreement or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (collectively, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group collectively (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents (including the Financing) to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b) and (ii) the Company Reimbursement.

(iv)                              Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Company Group collectively (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents (including the Financing) to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Company Termination Fee, if any, due and owing to the Parent pursuant to Section 8.06(a) and (ii) the amounts, if any, due and owing under Section 8.06(d).

ARTICLE IX
GENERAL PROVISIONS

Section 9.01                             Survival.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.03(c), Section 6.03(d), Section 6.05, Section 6.06, Section 6.07(g), Section 6.12, Article VIII and this Article IX.

Section 9.02                             Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

(a)                                 if to Parent or Merger Sub:

c/o 7/F SINA Plaza
No. 8 Courtyard 10 West
Xibeiwang East Road, Haidian District
Beijing 100193
People’s Republic of China

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Z. Julie Gao, Esq.

Email: julie.gao@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

Attention: Peter X. Huang, Esq.

Email: peter.huang@skadden.com

(b)                                 if to the Company:

No. 8 SINA Plaza,

Courtyard 10, the West Xibeiwang E. Road,

Haidian District

Beijing 100193

People’s Republic of China

with a copy to (which shall not constitute notice):

Fang Xue, Esq.

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

(c)                                  if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Fang Xue, Esq.

Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

Section 9.03                             Certain Definitions.

(a)                                 For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided, that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of restricting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified Person means (i) any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person and (ii) with respect to any natural person, the term “Affiliate” shall also include any member of the immediate family of such natural person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise, provided that (x) Parent, Merger Sub, the Rollover Shareholders, the Guarantor and their respective Affiliates (excluding the Group Companies) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) the Rollover Shareholders, the Chairman and the Guarantor shall be deemed to be Affiliates of either Parent or Merger Sub.

“beneficial owner” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, Hong Kong or the People’s Republic of China are authorized by Law to be closed.

“Chairman” means Mr. Charles Chao, a citizen of the United States, the Chairman and Chief Executive Officer of the Company.

“Class A Preference Share” means Class A preference shares, par value $1.00 per share, in the share capital of the Company.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect (“Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, financial condition, assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (b) prevent or materially delay the consummation of the Transactions or otherwise be materially adverse to the ability of the Company to perform its material obligations under this Agreement; provided, however, that in the case of clause (a) only, no Effects arising out of or resulting from any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crises, or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any announcement, disclosure, pendency or consummation of the Transactions, including any initiation of shareholder litigation or any other legal proceeding challenging any aspect of this Agreement and/or the Transactions, (vi) any action taken, and/or omission to take any action, by the Company or any of its Subsidiaries at the express request or with the written consent of Parent, Merger Sub, the Chairman, the Rollover Shareholders or any of their respective Affiliates, (vii) any action taken by any Group Company that is required by this Agreement or the failure by any Group Company to take any action that is prohibited by this Agreement, (viii) any breach of this Agreement or other Transaction Documents by Parent, Merger Sub, the Chairman, the Rollover Shareholders, the Guarantor or any of their respective Affiliates, (ix) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (but excluding the underlying circumstances or reasons for that failure), (x) any decline in the market price, or change in trading volume, of the capital stock of the Company (but excluding the underlying circumstances or reasons for that decline or change) or (xi) any change or prospective change in the Company’s credit ratings (but excluding the underlying circumstances or reasons for such change); except, in the case of clause (i), (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants affected by such events that are in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares granted under the Company Share Plans at or prior to the Effective Time whether or not such option has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Company RSU” means each restricted share unit or other right to acquire Shares granted under the Company Share Plans at or prior to the Effective Time, the restrictions over which have not lapsed at or prior to the Effective Time in accordance with the terms thereof.

“Company Share Plans” means, collectively, the Amended and Restated 2007 Share Incentive Plan of the Company, the 2015 Share Incentive Plan of the Company and the 2019 Share Incentive Plan of the Company.

“Competing Proposal” means any bona fide offer, proposal, or indication of interest (other than an offer, proposal, or indication of interest by Parent) that constitutes or may reasonably be expected to lead to a Competing Transaction.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 20% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of Equity Securities of the Company; or (v) any combination of the foregoing.

“Confidentiality Agreements” means (i) the confidentiality agreement between the Company, the Special Committee and New Wave dated August 10, 2020, and (ii) the confidentiality agreement between the Company, the Special Committee and the Chairman dated September 16, 2020, each as may be amended and restated from time to time.

“Contract” means any contract, agreement, note, bond, mortgage, indenture, deed of trust, lease, license, permit, franchise or other instrument.

“Control Documents” means, collectively, the IAD Control Documents, the ICP Control Documents, the StarVI Control Documents and the Weimeng Control Documents.

“Controlled Entities” means the VIE Entities and their respective Subsidiaries.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) the Rollover Shares, (ii) Shares held by Parent, Merger Sub, the Rollover Shareholders and any of their respective Affiliates, and (iii) Shares held by the Company or any Subsidiary of the Company or held in the Company’s treasury.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option in accordance its terms and conditions thereof.

“Group Company” means any of the Company and its Subsidiaries.

“IAD Control Documents” means a series of agreements and documents (each as amended and restated) entered into from time to time, which enable the Company to exclusively control, and consolidate in its financial statements the results of, Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (the “IAD Company”) and its Subsidiaries, including (i) the Loan Agreements entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and the shareholders of the IAD Company dated August 24, 2018, (ii) the Share Transfer Agreements entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and each of the shareholders of the IAD Company dated August 24, 2018, (iii) the Agreements on Authorization to Exercise Shareholder’s Voting Power entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and each of the shareholders of the IAD Company dated August 24, 2018, (iv) the Share Pledge Agreements entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and each of the shareholders of the IAD Company dated August 24, 2018, (v) the Loan Repayment Agreement entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and each of the shareholders of the IAD Company dated August 24, 2018, (vi) the Exclusive Technical Services Agreements entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and the IAD Company dated August 24, 2018, (vii) the Exclusive Sales Agency Agreements entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and the IAD Company dated August 24, 2018, and (viii) the Trademark License Agreements entered into by and between Beijing Yuanchuang Jizhan Technology Co., Ltd. and the IAD Company dated August 24, 2018.

“ICP Control Documents” means a series of agreements and documents (each as amended and restated) entered into from time to time, which enable the Company to exclusively control, and consolidate in its financial statements the results of, Beijing SINA Internet Information Service Co., Ltd. (the “ICP Company”) and its Subsidiaries, including (i) the Loan Agreements entered into by and between SINA.com Technology (China) Co., Ltd. (“STC”) and the shareholders of the ICP Company dated January 5, 2018, (ii) the Share Transfer Agreements entered into by and between STC and each of the shareholders of the ICP Company dated January 5, 2018, (iii) the Agreements on Authorization to Exercise Shareholder’s Voting Power entered into by and between STC and each of the shareholders of the ICP Company dated January 5, 2018, (iv) the Share Pledge Agreements entered into by and between STC and each of the shareholders of the ICP Company dated January 5, 2018, (v) the Loan Repayment Agreement entered into by and between STC and each of the shareholders of the ICP Company dated January 5, 2018, (vi) the Exclusive Technical Services Agreements entered into by and between STC and the ICP Company dated August 18, 2007, (vii) the Exclusive Sales Agency Agreements entered into by and between STC and the ICP Company dated August 18, 2007, and (viii) the Trademark License Agreements entered into by and between STC and the ICP Company dated August 18, 2007.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments; provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business and (e) all Indebtedness of others referred to in clauses (a) through (d) above guaranteed directly or indirectly by such person.

“Intellectual Property” means all rights, anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; and (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(d).

“Intervening Event” means a material event, material development or material change occurring after the date hereof with respect to the Group Companies or their business, assets or operations of the Group Companies that is unrelated to any Competing Proposal or Competing Transaction and that was unknown and not reasonably foreseeable to the Company as of the date hereof.

“knowledge” means, with respect to the Company, the actual knowledge of any member of the Special Committee, and with respect to any other party hereto, the actual knowledge of any director, officer or beneficial owner of such party, and with respect to the Chairman, his actual knowledge.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“New Wave” means New Wave MMXV Limited, a company incorporated under the laws of the British Virgin Islands.  As of the date hereof, (a) the Chairman controls and is the sole director of New Wave, and (b) New Wave is the sole shareholder of Parent.

“Owned Real Property” means all real property and interests in real property, land use rights together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Liens” means any (i) Liens securing obligations under capital leases; (ii) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects or irregularities in and other similar matters affecting title to any Owned Real Property that do not materially impair the value or current use and operation of such Owned Real Property; (iii) any exceptions or other matters expressly disclosed in policies of title insurance with respect to any Owned Real Property; (iv) Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case for which adequate reserves have been established in accordance with GAAP; (v) statutory Liens in favor of suppliers of goods arising or incurred in the ordinary course of business for which payment is not yet due or delinquent; (vi) mechanics’, materialmen’s, workmen’s, repairmen’s, landlord’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the ordinary course of business which are not yet due and payable or which are being contested in good faith; (vii) Liens in respect of pledges or deposits under workers’ compensation Laws, unemployment insurance or other types of social security; or (viii) municipal bylaws, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Authority that do not materially impair the value or current use and operation of any affected Owned Real Property or (ix) any other Liens that have been incurred in the ordinary course of business and that would not reasonably be expected to have, individually or in the aggregate, any material adverse effect on the business of the Company and its Subsidiaries taken as a whole.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other authorized representatives.

“Requisite Company Vote” means the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the Shareholders Meeting or any adjournment or postponement thereof.

“SEC” means the U.S. Securities and Exchange Commission.

“Shareholders Meeting” means a general meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Shares” means shares in the capital of the Company which, as of the date hereof, consist of Ordinary Shares and Class A Preference Shares.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means the special committee of the Company Board currently consisting of three (3) members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the management of the Company, provided, however, that solely if the existing Special Committee no longer exists after the date of this Agreement or is otherwise altered by the Company Board, it shall mean any other special committee established by the Company Board in relation to the Transactions composed solely of independent directors who are (i) not affiliated with Parent or Merger Sub and (ii) not members of the Company’s management.

“StarVI Control Documents” means a series of agreements and documents (each as amended and restated) entered into from time to time, which enable the Company to exclusively control, and consolidate in its financial statements the results of, Beijing Star-Village Online Cultural Development Co., Ltd. (“StarVI”) and its Subsidiaries, including (i) the Loan Agreements entered into by and between Starshining Mobile Technology (China) Ltd. (“Star Shining”) and the shareholders of StarVI dated April 1, 2017, (ii) the Share Transfer Agreements entered into by and between Star Shining and each of the shareholders of StarVI dated April 1, 2017, (iii) the Agreements on Authorization to Exercise Shareholder’s Voting Power entered into by and between Star Shining and each of the shareholders of StarVI dated April 1, 2017, (iv) the Share Pledge Agreements entered into by and between Star Shining and each of the shareholders of StarVI dated April 1, 2017 (v) the Loan Repayment Agreement entered into by and between Star Shining and each of the shareholders of StarVI dated April 1, 2017, (vi) the Exclusive Technical Services Agreements entered into by and between Star Shining and StarVI dated April 1, 2017, (vii) the Exclusive Sales Agency Agreements entered into by and between Star Shining and StarVI dated April 1, 2017, and (viii) the Trademark License Agreements entered into by and between Star Shining and StarVI dated April 1, 2017.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a “variable interest entity” structure or other similar arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP. For clarity, Weibo is a Subsidiary of the Company.

“Superior Proposal” means a written bona fide proposal or offer with respect to a Competing Transaction (provided that each reference to “20%” in the definition of “Competing Transaction” should be replaced with “50%”) that the Company Board determines in its good faith judgment, acting at the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all of the terms and conditions, including all legal, financial and regulatory, and other aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company and its shareholders (other than holders of Excluded Shares) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement made or proposed in writing by Parent in response to such proposal or otherwise pursuant to Section 6.04) and is otherwise reasonably capable of being completed on the terms proposed; provided, that a proposal or offer shall be deemed not to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal or offer is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction.

“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority under the applicable Laws, and any schedules or amendments thereof.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Unvested Company RSU” means any Company RSU that is not a Vested Company RSU.

“Vested Company Option” means any Company Option that shall have become vested at or prior to the Effective Time and remains outstanding at the Effective Time in accordance with the terms of such Company Option.

“Vested Company RSU” means any Company RSU that shall have become vested at or prior to the Effective Time and remains outstanding at the Effective Time in accordance with the terms of such Company RSU.

“VIE Entities” means the ICP Company, StarVI, the IAD Company, Beijing Weimeng Technology Co., Ltd (“Weimeng”), Beijing Weibo Interactive Internet Technology Co., Ltd., Beijing Sina Payment Technology Co., Ltd., and Beijing Weiju Future Technology Co. Ltd. collectively, and “VIE Entity” means any of them.

“Weibo” means Weibo Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands. The American depositary shares representing Class A ordinary shares of Weibo are publicly traded on Nasdaq with the ticker “WB.”

“Weibo Option” means each option to purchase ordinary shares of Weibo granted under the applicable Weibo Share Plans at or prior to the Effective Time whether or not such option has become vested at or prior to the Effective Time in accordance with the terms thereof.

“Weibo RSU” means each restricted share unit or other right to acquire ordinary shares of Weibo granted under the applicable Weibo Share Plans at or prior to the Effective Time, the restrictions over which have not lapsed at or prior to the Effective Time in accordance with the terms thereof.

“Weibo SEC Reports” means all forms, reports, statements, schedules and other documents filed with the SEC by Weibo since January 1, 2018 (including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein).

“Weibo Share Plans” means, collectively, the 2010 Share Incentive Plan of Weibo and the 2014 Share Incentive Plan of Weibo.

“Weimeng Control Documents” means a series of agreements and documents (each as amended and restated) entered into from time to time, which enable the Company to exclusively control, and consolidate in its financial statements the results of, Weimeng, and its Subsidiaries, including (i) the Loan Agreements entered into by and between Weibo Internet Technology (China) Ltd. (“Weibo Technology”) and the shareholders of Weimeng (excluding WangTouTongDa (Beijing) Technology Co., Ltd.) dated January 19, 2018, (ii) the Share Transfer Agreements entered into by and between Weibo Technology and each of the shareholders of Weimeng (excluding WangTouTongDa (Beijing) Technology Co., Ltd.) dated January 19, 2018, (iii) the Agreements on Authorization to Exercise Shareholder’s Voting Power entered into by and between Weibo Technology and each of the shareholders of Weimeng (excluding WangTouTongDa (Beijing) Technology Co., Ltd.) dated January 19, 2018, (iv) the Share Pledge Agreements entered into by and between Weibo Technology and each of the shareholders of Weimeng (excluding WangTouTongDa (Beijing) Technology Co., Ltd.) dated January 19, 2018, (v) the Loan Repayment Agreement entered into by and between Weibo Technology and each of the shareholders of Weimeng (excluding WangTouTongDa (Beijing) Technology Co., Ltd.) dated January 19, 2018, (vi) the Exclusive Technical Services Agreements entered into by and between Weibo Technology and Weimeng dated October 11, 2010, (vii) the Exclusive Sales Agency Agreements entered into by and between Weibo Technology and Weimeng dated October 11, 2010, and (viii) the Trademark License Agreements entered into by and between Weibo Technology and Weimeng dated October 11, 2010.

(b)                                 The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.10
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Alternative Financing	Section 6.07(b)
Alternative Financing Documents	Section 6.07(b)
Applicable Date	Section 3.07(a)
Arbitrator	Section 9.09(b)
Available Cash	Section 6.07(g)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)(i)
Company Recommendation	Section 3.04(c)
Company Reimbursement	Section 8.06(f)(i)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)(iii)
Damages	Section 6.05(c)
Debt Commitment Letters	Section 4.05(a)
Debt Financing	Section 4.05(a)
Deposited Available Cash	Section 6.07(g)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Enforceability Exceptions	Section 3.04(b)
Equity Commitment Letter	Section 4.05(a)
Equity Financing	Section 4.05(a)
Exchange Act	Section 3.03(d)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(d)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantor	Recitals
HKIAC	Section 9.09(b)
Indemnified Party	Section 6.05(b)
Limited Guarantee	Recitals
Long Stop Date	Section 8.02(a)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)
Maximum Annual Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
Nasdaq	Section 3.03(d)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Ordinary Share	Section 2.01(a)
Parent	Preamble
Parent Group	Section 8.06(f)(i)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01(a)
Record Date	Section 6.02(a)
Requisite Approvals	Section 3.05(b)
Rollover Shares	Recitals
Rollover Shareholders	Recitals
Schedule 13E-3	Section 6.01(a)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)
Superior Proposal Notice Period	Section 6.04(d)
Support Agreement	Recitals
Surviving Company	Recitals
Takeover Statute	Section 3.17
Transaction Documents	Section 8.06(f)(iii)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04                             Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05                             Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and any rules and regulations promulgated thereunder and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” or “US$” refers to United States Dollars. All “$” amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06                             Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), and the other Transaction Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between any parties hereto, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder (i) to any wholly owned Subsidiary of Parent by prior written notice to the Company, or (ii) to the Debt Financing or Alternative Financing sources pursuant to the terms thereof (solely to the extent necessary to create a security interest herein or otherwise assign as collateral in respect of the Debt Financing or Alternative Financing), provided, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07                             Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares or holders of Company Options or Company RSUs, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08                             Specific Performance.

(a)                                 Subject to Section 9.08(b) and Section 9.08(c), the parties hereto agree that irreparable damage would occur if any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the parties hereto acknowledge and agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Merger Sub, on the one hand, or the Company (acting at the direction of the Special Committee), on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)                                 Notwithstanding anything to the contrary in this Agreement, the obligation of Parent to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent or Merger Sub to cause the Equity Financing to be funded at any time or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing or the Alternative Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is waiving any of the conditions to the extent not so satisfied in Section 7.03 (other than those conditions that by their terms are to be satisfied at the Closing) and (B) if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur. In no event shall the Company be entitled to specific performance to cause Parent or Merger Sub to cause the Equity Financing to be funded or to effect the Closing in accordance with Section 1.02 if the Debt Financing or the Alternative Financing has not been funded or will not be funded at the Closing even if the Equity Financing is funded at the Closing.

(c)                                  Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 9.09                             Governing Law; Dispute Resolution.

(a)                                 This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)                                 Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any Actions against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s) shall nominate jointly one Arbitrator; the respondent(s) shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Arbitration Rules of HKIAC, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)                                  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(C).

Section 9.10                             Amendment.

This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (acting at the recommendation of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would require further approval by the shareholders without such further approval.

Section 9.11                             Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (acting at the recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12                             Confidentiality.

All confidential and proprietary information disclosed by the Company to Parent and its Affiliates and Representatives, including Parent’s financing sources and their respective representatives, in connection with this Agreement and the Transactions, shall be subject to the provisions of the Confidentiality Agreements. If for any reason this Agreement is terminated prior to the Closing Date, the terms of the Confidentiality Agreements shall survive such termination and continue in full force and effect in accordance with its terms.

Section 9.13                             Special Committee Approval.

Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under this Agreement shall be made or taken upon the recommendation of, and only upon the recommendation of the Special Committee.

Section 9.14                             Counterparts.

This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

NEW WAVE HOLDINGS LIMITED

By:	/s/ Charles Guowei Chao
Name: Charles Guowei Chao
Title: Sole Director

NEW WAVE MERGERSUB LIMITED

By:	/s/ Charles Guowei Chao
Name: Charles Guowei Chao
Title: Sole Director

SINA CORPORATION

By:	/s/ Song-Yi Zhang
Name: Song-Yi Zhang
Title: Chairperson of the Special Committee

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date]

BETWEEN

(1)                                 New Wave Mergersub Limited, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at [the offices of] [•] (“Merger Sub”); and

(2)                                 Sina Corporation, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situated at [the offices of] [•] (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)                                 Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [•], 2020 by and between New Wave Holdings Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)                                 This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)                                  Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.                                      The constituent companies (as defined in the Companies Law) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.                                      The surviving company (as defined in the Companies Law) is the Surviving Company and its name shall be Sina Corporation.

REGISTERED OFFICE

3.                                      The Surviving Company shall have its registered office at [•].

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AUTHORIZED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub was $[•] divided into [•] ordinary shares of $[•] par value per share, of which [1] share has been issued.

5.                                      Immediately prior to the Effective Time the authorized share capital of the Company was $23,700,000 divided into 150,000,000 ordinary shares of $0.133 par value per share and 3,750,000 preference shares of $1.00 par value per share, of which [•] ordinary shares and [7,150] preference shares (in the form of Class A Preference Shares) have been issued and fully paid.

6.                                      At the Effective Time, the authorized share capital of the Surviving Company shall be $[•] divided into [•] ordinary shares of $[•] par value per share.

7.                                      At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)                                 Each ordinary share of the Company issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration (as defined in the Agreement).

(b)                                 Each of the Excluded Shares issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor other than as set forth in the Support Agreement (as defined in the Agreement).

(c)                                  Each of the Dissenting Shares shall be cancelled and shall cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

(d)                                 Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value $[•] per share, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

8.                                      At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.                                      The Merger shall take effect on [•] (the “Effective Time”).

PROPERTY

10.                               At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

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MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.                               The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.                               There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.                               The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14.                               (a)                                 [Merger Sub has entered into a [•] dated [•] in favor of [•] pursuant to which a fixed or floating security interest has been created and the consent of [•] to the Merger has been obtained.] Merger Sub has no [other] secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger; and [To be confirmed]

(b)                                 The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.                               This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

16.                               At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with Section 235(1) of the Companies Law, including to effect any other changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

17.                               This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Law.

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18.                               This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

19.                               This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.                               This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of New Wave Mergersub Limited:

[Name]
Director

For and on behalf of Sina Corporation:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

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